Federated Hermes, Inc.

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

June 17, 2020

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Megan Miller

Dear Ms. Miller:

On May 19, 2020, we discussed comments on various registrants with fiscal period ends from March 31, 2019 to December 31, 2019.

Following are our responses to your comments.

  Comment: You indicated that item C.6.b of Form N-CEN for Federated Bond Fund indicates that the fund participates in securities lending, however there is no securities lending income disclosed on the Statement of Operations.

Response: This was a clerical error on Form N-CEN, the filing was amended on 5/27/2020.

  Comment: You indicated that item C.13 of Form N-CEN for Federated Premier Municipal Income Fund (FPMIF) indicates that a claim was made under the fund’s E&O/D&O insurance policy, you asked that the fund explain the nature of the claim.

Response: Federated received notice of a complaint filed against Federated Municipal and Stock Advantage Fund in the U.S. District Court for the District of Puerto Rico by the Puerto Rican Financial Oversight and Management Board (the “Oversight Board”).  The Oversight Board also filed complaints against eight other Federated funds, which includes Federated Premier Municipal Income Fund.  The complaints relate to Puerto Rican bonds held by the Federated funds from 2013-2017, which the funds no longer own.  Specifically, the complaints were filed in connection with $6 billion worth of bonds that the Oversight Board believes were invalidly issued by the Puerto Rican government between 2012 and 2014 because they purportedly exceeded the government’s debt limit.  Puerto Rico filed bankruptcy in 2017.  In addition to suing various banks and firms that participated in the bond issuances, the Oversight Board also filed hundreds of complaints, like the complaints against the Federated funds, under seal, against certain legacy owners of the bonds (“Legacy Bondholders”) in an effort to claw-back principal and interest payments paid on the “invalid” bonds.

In February 2020, the Oversight Board announced that they had come to settlement terms with current bondholders. The deal would end the Oversight Board’s pursuit to void those bonds in court. The deal must be approved by the Judge overseeing the bankruptcy process. Accordingly, the court recently entered an order indefinitely staying the Legacy Bondholders’ adversary proceedings (including the complaint against the Federated Hermes Funds), pending the court fully entering the settlement agreement with the current bondholders.

  Comment: You asked if FPMIF considered the guidance in ASC 835-30-45-1A in disclosing debt offering costs.

Response: Upon further review of the referenced ASC, the deferred offering costs associated with the issuance of Variable Rate Municipal Term Preferred Shares (VMTPS) will be netted against the liquidation value on the Statement of Assets and Liabilities thus presenting a liquidation value slightly less than the stated amount.

  Comment: You asked if FPMIF considered the guidance in ASC 820-10-50-2e in disclosing Auction Market Preferred Shares (AMPS) and VMTPS.

Response: Upon further review of the referenced ASC, disclosure will be added at the end of the Portfolio of Investments indicating that the liquidation value of the AMPS and the liquidation value less deferred offering costs of the VMTPS as discussed in response #3, approximates fair value. The AMPS and VMTPS will be classified as Level 2 in the fair value hierarchy.

  Comment: You indicated that the internal control letter filed with Form N-CEN of Federated Total Return Bond Fund did not include the name and signature of the auditor, you asked that this be corrected.

Response: This was an oversight on the part of the external auditor.  The form, including the EY internal control letter, was refiled on 5/27/2020.

  Comment: You asked that the Financial Highlights of all funds in the Federated Managed Pool Series (MPS) include disclosure indicating that the income and expense ratios presented do not include the income and expenses of the underlying investee funds.

Response: Footnote disclosure will be added in future MPS reports indicating that the expense ratio as a percentage of average net assets for the funds does not include expense amounts associated with investee affiliated investment companies. Due to the fact that net income from investee affiliated investment companies obviously flows through the net investment income ratio as a percentage of average net assets, we do not believe any footnote disclosure should be attached to this line item.

  Comment: You asked why derivative risk is listed as a principal risk of investing in the various portfolios of Federated Municipal Securities Income Trust (MSIT) when not all of the portfolios have derivative exposure.

Response: Each of the funds that comprise Federated Municipal Securities Income Trust disclose the use of derivatives, and their related risks, as principal investments.  Derivatives exposure will vary based on evolving market conditions.  For example, during the fiscal year ended August 31, 2019, certain of MSIT’s portfolios, including Federated Municipal High Yield Advantage Fund, Federated Ohio Municipal Income Fund and Federated Pennsylvania Municipal Income Fund, invested in derivatives during the reporting period though those positions were sold as of August 31, 2019.  As market conditions evolve, the portfolio managers of the MSIT funds believe that it is important for the funds to continue to disclose derivatives as a principal risk reflecting the option to invest in derivatives in order to seek to achieve the stated investment objectives of the MSIT funds.  Therefore, we respectfully believe that the prospectus disclosure is appropriate and an accurate reflection of the intended management of the funds.

  Comment: You indicated that per Regulation S-X, section 12-13A, footnote 1, long and short futures contracts should be disclosed separately. You also indicated that several Federated Hermes funds disclose this information in one chart.

Response: Required information for long and short futures will be presented separately on future reports.

  Comment: You indicated that gain/loss realized on section 17a-7 transactions should be disclosed per guidance referenced in AICPA Expert Panel minutes dated January 19, 2016.

Response: Aggregate gain or loss on section 17a-7 transactions will be disclosed in future reports.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer